UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Family dollar stores, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307000109	Page 2 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,364,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,364,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.07%*
14	TYPE OF REPORTING PERSON IN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014 (the “Form 10-Q”).

2

CUSIP NO. 307000109	Page 3 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,364,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,364,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.07%*
14	TYPE OF REPORTING PERSON IN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

3

CUSIP NO. 307000109	Page 4 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,364,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,364,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.07%*
14	TYPE OF REPORTING PERSON IN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

4

CUSIP NO. 307000109	Page 5 of 16

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,364,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,364,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.07%*
14	TYPE OF REPORTING PERSON PN, IA

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

5

CUSIP NO. 307000109	Page 6 of 16

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,364,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,364,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.07%*
14	TYPE OF REPORTING PERSON OO

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

6

CUSIP NO. 307000109	Page 7 of 16

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 415,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 415,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in Issuer’s Form 10-Q.

7

CUSIP NO. 307000109	Page 8 of 16

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,122,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,122,477
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

8

CUSIP NO. 307000109	Page 9 of 16

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,205
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

9

CUSIP NO. 307000109	Page 10 of 16

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 730,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 730,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

10

CUSIP NO. 307000109	Page 11 of 16

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,433
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN

_______

* Calculated based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Form 10-Q.

11

CUSIP NO. 307000109	Page 12 of 16

This Amendment No. 7 (“Amendment No. 7”) relates to the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2010, as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2011, as amended by Amendment No. 2 to the Schedule 13D filed on March 14, 2011, as amended by Amendment No. 3 to the Schedule 13D filed on September 29, 2011, as amended by Amendment No. 4 to the Schedule 13D filed on April 26, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on July 28, 2014, and as amended by Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) filed on January 22, 2015 (as so amended, the “Statement”), relating to the Common Stock, $0.10 par value per share (the “Shares”), of Family Dollar Stores, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 1017, 10401 Monroe Road, Charlotte, NC 28201-1017.

Items 4 and 5 of the Statement are hereby amended and supplemented as follows:

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On January 26, 2015, the Filing Persons sold an aggregate of 6,001,981 Shares. Following such sales, the Filing Persons continue to beneficially own an aggregate of 2,364,405 Shares, representing approximately 2.07% of the Issuer’s outstanding Shares (based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014). Depending on various factors including, without limitation, the expected timing of the closing of the Merger, the Issuer’s financial position and results of operations, stock market prices of the Shares, conditions in the securities markets, other investment opportunities available to the Filing Persons, capital availability, applicable regulatory and legal constraints and general economic and industry conditions, the Filing Persons intend, from time to time and at any time, in the future to take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, selling some or all of their holdings in the Issuer, entering into financial instruments or other agreements which decrease the Filing Persons’ economic exposure with respect to their investment in the Issuer and/or changing the form of ownership of securities of the Issuer held by the Filing Persons, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. There can be no assurance that any such future actions will occur. The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or in the Merger Agreement or as would occur upon completion of any of the actions set forth in the Merger Agreement.

Item 5. Interest in Securities of the Issuer

(A) Item 5 (a) of the Statement is hereby amended and restated to read in its entirety as follows:

(a) As of 4:00 pm, New York City time, on January 26, 2015, the Filing Persons beneficially owned, in the aggregate, 2,364,405 Shares, representing approximately 2.07% of the Issuer’s outstanding Shares (based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014).

(B) Item 5 (b) of the Statement is hereby amended and restated to read in its entirety as follows:

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA and Trian Management beneficially and directly owns and has sole voting power and sole dispositive power with regard to 415,358, 1,122,477, 64,205, 730,432, 29,433 and 2,500 Shares, respectively, except in each case, to the

12

CUSIP NO. 307000109	Page 13 of 16

extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May, by virtue of the Director’s Fee Agreement (discussed in Item 6), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares that Edward P. Garden directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaims beneficial ownership of such Shares for all other purposes.

Each of Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships with Trian Management (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Management directly and beneficially owns. Each of Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(C) Item 5 (c) of the Statement is hereby amended and supplemented by the following:

The following table sets forth all transactions with respect to the Shares effected since the filing of Amendment No. 6 by any of the Filing Persons, inclusive of all transactions effected through 4:00 p.m., New York City time, on January 26, 2015. All such transactions in the table were effected in a privately negotiated transaction. The prices set forth in the table do not include commissions.

Name	Date	Shares	Price	Type

Trian Partners, L.P.	01/26/2015	1,055,112	76.05	Sale

Trian Partners Master Fund, L.P.	01/26/2015	2,851,805	76.05	Sale

Trian Partners Parallel Fund I, L.P.	01/26/2015	162,882	76.05	Sale

Trian Partners Strategic Investment Fund, L.P.	01/26/2015	1,855,670	76.05	Sale

Trian Partners Master Fund (ERISA), L.P.	01/26/2015	74,531	76.05	Sale

Trian Fund Management, L.P.	01/26/2015	1,981	76.54	Sale

13

CUSIP NO. 307000109	Page 14 of 16

(D) Item 5 of the Statement is hereby amended and supplemented by the following:

(e) As a result of the transactions referred to Item 5(c) above, on January 26, 2015 the Filing Persons ceased to be the beneficial owners of more than 5% of the Issuer’s outstanding Shares.

14

CUSIP NO. 307000109	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member
TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member

15

CUSIP NO. 307000109	Page 16 of 16

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member
TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s//Edward P. Garden
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden